UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at May 2, 2005

CONTINENTAL MINERALS CORPORATION
(Translation of registrant's name into English)

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SUBMITTED HEREWITH

Exhibits

99.1	Annual Information Form for the Year Ended December 31, 2004

	99.1.1	Geological Management and Administration Services Agreement dated December 31, 1996 between Continental Minerals Corporation (formerly, Misty Mountain Gold Inc.) and Hunter Dickinson Inc.

99.1.2
Preliminary Option Agreement dated November 9, 2004 between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, Hunter Dickinson Inc., and Wang Zhi

99.1.3
Highland Mining Inc. Option Agreement between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, China NetTV Holdings Inc., Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, Wang Zhi, and Hunter Dickinson Inc.

99.1.4
Shareholders Agreement dated December 23, 2004 between Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Limited, the Shareholders of Highland Mining Inc., Continental Minerals Corporation, China NetTV Holdings Inc., and Wang Zhi

	99.1.5	Escrow Agreement dated March 2005 between Chen Yulin, N8C Resources Inc., and Blake Cassels & Graydon, LLP

	99.1.6	Share Pledge Agreement dated April 2005 between N8C Resources Inc. and Chen Yulin in respect of the shares in Highland Mining Inc.

99.1.7
Protocol Agreement dated November 26, 2004 between Leung Yuet Mei, Leung Chi Ming, Chen Yulin, Highland Mining Inc., Tibet Tian Yuan Minerals Exploration Ltd., Continental Minerals Corporation, and Wang Zhi

	99.1.8	Memorandum and Articles of Association of Highland Mining Inc., incorporated the 18th day of June 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL MINERALS CORPORATION

Date: May 2, 2005	By:	/s/ Jeffery R. Mason
Jeffery R. Mason
Director and Chief Financial Officer